QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

(in thousands, except ratio)	Six months ended June 30, 2012	Year ended December 31, 2011	For the period from inception to December 31, 2010

Earnings:
Net income (loss)	$55,099	$53,232	$(52,040)
Add:
Provision (benefit) for income taxes	30,395	29,609	(8,875)
Fixed charges	72,039	68,797	53,673
Less:
Capitalized interest	(8,631)	(10,390)	(1,769)

Earnings as adjusted (A)	$148,902	$141,248	$(9,011)

Fixed charges
Interest expense	$63,018	$57,692	$51,743
Capitalized interest	8,631	10,390	1,769
Interest factors of rents(1)	390	715	161

Fixed charges as adjusted (B)	$72,039	$68,797	$53,673

Ratio of earnings (loss) to fixed charges ((A) divided by (B))(2)	2.07	2.05	—

(1)
Estimated to be 1/3 of rent expense.

(2)
For the period from inception to December 31, 2010, earnings were insufficient to cover fixed charges by $62.7 million.

QuickLinks

  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (unaudited)